UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                         KEY COMMAND INTERNATIONAL CORP.
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                    200506103
                                 (CUSIP Number)

                              Elliot Lutzker, Esq.
                               Robinson & Cole LLP
                 885 Third Avenue, New York, New York 10022-4834
                                 (212) 451-2900
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 August 17, 2004
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  200506103

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1)  Name of Reporting Person - I.R.S. Identification No. of person
    (entities only).
    Gary Schonwald

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2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                        (b) [ ]

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3)  SEC Use Only

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4)  Source of Funds (See Instructions)
    PF

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5)  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e)........ [ ]

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6)  Citizenship or Place of Organization
    U.S.A.

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                             7)  Sole Voting Power
                                 5,500,000
                             ---------------------------------------------------
NUMBER                       8)  Shared Voting Power
OF SHARES                        0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     9)  Sole Dispositive Power
EACH                             5,500,000
REPORTING                    ---------------------------------------------------
PERSON WITH                  10) Shared Dispositive Power
                                 0

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11) Aggregate Amount Beneficially Owned by Each Reporting Person
    5,500,000

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12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) [ ]

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13) Percent of Class Represented by Amount in Row (11)
    5.7%
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14) Type of Reporting Person (See Instructions)
    IN

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

Item 1. Security and Issuer.

      This statement (this "Statement") relates to the common stock, par value $0.0001 per share ("Common Stock") of Key Command International Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at c/o Vertical Capital Partners, Inc. 488 Madison Avenue, 8th Floor, New York, New York 10022.

Item 2. Identity and Background.

      (a)   This Statement is being filed by Gary Schonwald.

      (b) The business address of Gary Schonwald is Reitler Brown & Rosenblatt LLC, 800 Third Avenue, 21st Floor, New York, New York 10022.

      (c) Gary Schonwald is a practicing attorney with the law firm of Reitler Brown & Rosenblatt LLC which provides legal services to the public.

      (d)-(e) Gary Schonwald has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f)   Gary Schonwald is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

      On or about April 26, 2003, Saudry, LLC, a Delaware limited liability company for which Gary Schonwald is the sole officer and member, received 500,000 shares of Common Stock of the Issuer pursuant to an Agreement and Plan of Merger dated as of March 20, 2003 (the "Merger Agreement") by and between the Issuer, Algiers Merger Co., a Delaware corporation and a wholly owned subsidiary of the Issuer and Command International Acquisition Corporation, a Delaware corporation ("CIAC"). Pursuant to the Merger Agreement, each outstanding share of common stock of CIAC (including shares of common stock of CIAC held by Saudry, LLC) was converted into one share of Common Stock of the Issuer.

      On or about July 2, 2004, Gary Schonwald subscribed to purchase 5,000,000 shares of Common Stock of the Issuer at a purchase price of $.0001 per share ($500) pursuant to a subscription agreement between the Issuer and Mr. Schonwald. On or about August 17, 2004, Mr. Schonwald was issued the 5,000,000 shares of Common Stock of the Issuer. Mr. Schonwald used his personal funds to purchase the 5,000,000 shares of Common Stock of the Issuer.

Item 4. Purpose of Transaction.

      On or about April 26, 2003, CIAC merged with and into Merger Sub with Merger Sub continuing as the surviving corporation (the "Merger") pursuant to the Merger Agreement. As a result of the Merger, each outstanding share of common stock of CIAC was converted into one share of Common Stock of the Issuer. Saudry, LLC was a former stockholder of CIAC and received 500,000 shares of Common Stock of the Issuer as a result of the Merger.

      The Issuer made an offering (the "Offering") of shares of its Common Stock to five individuals. The Offering was made by the Issuer in reliance on exemptions from the registration requirements, including, but not limited to
Section 4(2) of the Securities Act of 1933, as amended. Gary Schonwald subscribed to purchase 5,000,000 shares of Common Stock of the Issuer in the Offering.

      Except as otherwise described herein, Gary Schonwald does not have any plans or proposals as of the date hereof which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or By-laws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated in (a) through
(i) above.

Item 5. Interest in Securities of the Issuer.

      (a) At the date of this Statement, Gary Schonwald beneficially owns approximately 5.7% or 5,500,000 shares of Common Stock of the Issuer, which includes 500,000 shares held in the name of Saudry, LLC, a Delaware limited liability company for which Mr. Schonwald is the sole officer and member. Such beneficial ownership percentage is based upon 96,473,040 shares of Common Stock issued and outstanding as of September 22, 2004.

      (b) Gary Schonwald has sole disposition and voting power with respect to all 5,500,000 shares of Common Stock.

      (c) Other than the Offering, no other transactions in the Common Stock were effected by Gary Schonwald in the past 60 days.

      (d) Not Applicable.

      (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Gary Schonwald and any other person or entity with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

None.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 29, 2004

                                        /s/ Gary Schonwald
                                        -----------------------------------
                                        Gary Schonwald